FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 26 January 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 26 January 2004





SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

mmO2 plc

2. Name of shareholder having a major interest

The Capital Group Companies Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital International Limited:
Total number of shares: 259,533,763. An umbrella company for the following companies:

Registered Name                                     Number of Shares

State Street Nominees Limited                       3,840,660
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                          92,931,255
Bank of New York
3 Birchin Lane
London
EC3V 9BY

Chase Nominees Ltd                                 25,778,903
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc                                    2,112,400
5 Laurence Hill
Poutney Hill
London EC4R OE

Bankers Trust                                      35,440,342
59 1/2 Southmark Street
2nd Floor
London SE1 OHH

Barclays Bank                                       1,445,500
Barclays Global Securities Services
8 Angel Court
London EC2R 7HT

Citibank London                                       800,000
11 Old Jewry
London EC2R 8D8

Morgan Guaranty                                     3,609,100
83 Pall Mall
London SW1Y 5ES

Nortrust Nominees                                  41,884,866
155 Bishopsgate
London EC2M 3XS

State Street Bank & Trust Co                        3,746,300

Deutsche Bank AG                                   12,259,961
23 Great Winchester Street
London EC2P 2AX

HSBC Bank plc                                      10,094,549
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

Mellon Bank NA                                      4,555,532
London Branch
London

Northern Trust AVFC                                 2,547,414
South Africa

KAS UK                                                323,100
Kass Associate
PO Box 178
1000 AD Amsterdam

Mellon Nominees (UK) Ltd                            1,532,300
150 Buchanan Street
Glasgow G1 2DY

Bank One London                                     1,371,500

Clydesdale Bank plc                                   262,000

Northern Trust                                     14,998,081
C/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS


Capital International S.A.:
Total number of shares 9,290,777. An umbrella company for the following companies:

Chase Nominees Limited                             7,535,477
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc                                      50,300
5 Laurence
Poutney Hill
EC4R OE

Royal Bank of Scotland                               646,100
Regents House
42 Islington High Street
London N1 8XL

Lloyds Bank                                          290,300
Central Settlement Section
Branches Stock Office
34 Threadneedle Street
London

State Street Bank & Trust Co.                        632,600
Citibank NA 136,000
Toronto


Capital International, Inc.:
Total number of shares 50,584,660. An umbrella company for the following companies:

State Street Nominees Limited                      14,906,413
Canary Wharf
27th floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                           3,696,029
Bank of New York
3 Birchin Lane
London EC3V 9BY

Chase Nominees Limited                             27,693,024
Woolgate House
Coleman Street
London EC2P 2HD

Nortrust Nominees                                     694,900
155 Bishopsgate
London EC2M 9XS

State Street Bank & Trust Co.                         235,594

Citibank NA                                         2,877,100
Toronto

HSBC Bank plc                                         267,500
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

Citibank London                                       214,100
11 Old Jewry
London EC2R 8DB


Capital Research and Management Company:
Total number of shares 104,469,000. An umbrella company for the following companies:

Chase Nominees Limited                            104,469,000
Woolgate House
Coleman Street
London
EC2P 2HD


Capital Guardian Trust Company:
Total Number of shares 11,455,400. An umbrella company for the following companies:

Chase Nominees Limited                              7,949,000
Woolgate House
Coleman Street
London EC2P 2HD

Nortrust Nominees                                   3,192,000
155 Bishopsgate
London EC2M 3XS

Mellon Nominees (UK) Ltd                              314,400
150 Buchanan St
Glasgow
G1 2DY
UK


5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

75,396,360

8. Percentage of issued class

0.87%

9. Class of security

Ordinary shares of 0.1p each

10. Date of transaction

22 January 2004 - Date of Section 198 Notification

11. Date company informed

26 January 2004

12. Total holding following this notification

435,333,600

13. Total percentage holding of issued class following this notification

5.021%

14. Any additional information

Notification in respect of section 198 Companies Act 1985

15. Name of contact and telephone number for queries

Emma Ridgewell - 01753 628227

16. Name and signature of authorised company official responsible for making this notification

Emma Ridgewell

Date of notification

26 January 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 26 January 2004                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary